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Dennis J. Rasor

Tel. 714.708.6511

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October 18, 2005

Via Electronic Filing & Via U.S. Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Attention:  Mr. Mark P. Shuman, Branch Chief - Legal

Re:

ImageWare Systems, Inc.

Amendment No. 2 to Registration Statement on Form S-
Filed October 18, 2005
File No. 333-127829

Dear Mr. Shuman:

We have reviewed your comments to the above-referenced filings, dated September 16, 2005.  In response, we have the following comments on behalf of the registrant.  We are enclosing with this correspondence five (5) bound copies of the second amended registration statement, together with a color-coded, redlined copy marked to show changes to the first amendment to the registration statement filed on August 26, 2005.  All page references in our response below refer to the second amended registration statement filed contemporaneously with this correspondence.

Selling Shareholders, pages 6-8

1.     For each selling shareholder entity that is not a natural person, please identify the natural persons who exercise voting and/or dispositve powers over the securities offered for sale.  See Interpretations I.60 of the July manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

In the footnotes to the selling shareholder ownership table on pages 7-9, we identified the natural person(s) who exercise voting and/ or dispositive power over the securities offered for sale by all selling shareholders who are not natural persons.

Plan of Distribution, pages 8-9

2.     You note that the selling shareholders may engage in short sales of your common stock.  Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65.

Greenberg Traurig, LLP | Attorneys at Law | 650 Town Center Drive, Suite 1700 | Costa Mesa, California 92626 | Tel. 714.708.6500 | Fax 714.708.6501

The registrant and this firm are aware of Corporation Finance Telephone Interpretation A.65.

We have also updated the selling shareholder table of ownership with current information as of October 13, 2005.

If you have any questions, please call me at (714) 708-6510.

Very truly yours,

/s/ Raymond A. Lee

Enclosures

cc:	Mr. S. James Miller, Jr. (via email, w/enc.)
Mr. Wayne Wetherell (via e-mail, w/enc.)
Ms. Holly Hernandez (via e-mail, w/enc.)

Greenberg Traurig, LLP